UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 19, 2013

Fourth Quarter 2012 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Fourth Quarter 2012

Lima, Peru, February 19, 2013 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the fourth quarter (“4Q12”) and twelve months (“2012”) ended December 31, 2012. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian nuevos soles (S/.).

Financial Highlights:

It is  important to note the following highlights:

●	Cement sales volume increased 16.6% in 2012 compared to 2011, and 14.2% in 4Q12 compared to 4Q11.

●	Net income increased 134.9% in 2012 compared to 2011 (S/. 159.0 million vs. S/. 67.7 million, see page 7), and 41.0% in 4Q12 compared to 4Q11 (S/. 39.9 million vs. S/. 28.3 million).

●	Cement EBITDA increased 7.9% in 2012 compared to 2011 (S/. 292.1 million vs. S/. 270.8 million), and 11.7% in 4Q12 compared to 4Q11 (S/. 78.3 million vs. S/. 70.1 million).

●
Private offering of US$ 300 million in Senior Notes in the international markets – On February 1, 2013, the Company successfully placed US$300 million in Senior Notes, with a coupon rate of 4.50%, and a yield to maturity of 4.625%, due on 2023. Demand for the notes exceeded US$ 2.5 billion.

For more information please visit www.cementospacasmayo.com.pe/accionistas or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO Claudia Bustamante, Investor Relations Cementos Pacasmayo Tel: (511) 317‐6000 ext. 2165 Email: cbustamante@cpsaa.com.pe	Rafael Borja / Melanie Carpenter i‐advize Corporate Communications, Inc. Tel: (212) 406‐3693 E‐mail: cementospacasmayo@i‐advize.com

          Fourth Quarter 2012 Earnings Release

   4Q12 versus 4Q11:

●	Sales of goods increased S/. 39.7 million (14.3%)

●	Gross profit increased S/. 5.7 million (4.6%)

●	Operating profit increased S/. 11.3 million (22.1%)

●	Consolidated adjusted EBITDA increased S/. 4.3 million (6.2%)

	Financial and Operating Results
	4Q12	4Q11	% Var.	2012	2011	% Var.
In thousands of metric tons
Cement, concrete and blocks volume	617.5	540.8	14.2%	2,258.5	1,936.9	16.6%
Quicklime volume	21.0	22.1	-5.0%	100.9	93.2	8.3%

In millions of S/.
Sales of goods	317.0	277.3	14.3%	1,169.8	995.0	17.6%
Gross profit	128.8	123.1	4.6%	456.8	425.5	7.4%
Operating profit	62.4	51.1	22.1%	230.5	118.9	93.9%
Net income of controller	39.9	28.3	41.0%	159.0	67.7	134.9%
Consolidated adjusted EBITDA	73.3	69.0	6.2%	278.5	267.2	4.2%
Cement EBITDA	78.3	70.1	11.7%	292.1	270.8	7.9%
Net cash flows provided by operating activities	12.7	35.4	-64.1%	99.7	132.3	-24.6%
Net cash flows used in investing activities	-138.7	-60.7	128.5%	-667.4	-239.2	179.0%
Gross Margin	40.6%	44.4%	- 3.8 pp.	39.0%	42.8%	-3.8 pp.
Operating Margin	19.7%	18.4%	1.3 pp.	19.7%	11.9%	7.8 pp.
Net Income of Controller Margin	12.6%	10.2%	2.4 pp.	13.6%	6.8%	6.8 pp.
Consolidated adjusted EBITDA Margin	23.1%	24.9%	-1.8 pp.	23.8%	26.9%	-3.1 pp.
Cement EBITDA Margin	24.7%	25.3%	-0.6 pp.	25.0%	27.2%	-2.2 pp.

          Fourth Quarter 2012 Earnings Release

Economic Overview for 4Q12:

APOYO Consultoría1 estimates that Peru’s economy grew 6.6% in 4Q12, similar to the 6.5% registered in 3Q12. Likewise, APOYO estimates that construction GDP grew 14.5% in 4Q12. Furthermore, inflation in 4Q12 was approximately 2.6%, below the 3.7% recorded in 3Q12.

According to APOYO Consultoria’s Economic Situation and Projections Report, the Peruvian economy continues to grow in a dynamic manner, mainly driven by domestic demand. During 4Q12, public spending in salaries and purchase of goods and services were the most important drivers, growing by approximately 15%. The beneficiaries from these salary increases are mainly families from the B and C socio-economic levels.

High income consumers reported  historic levels of consumer confidence. 70% of families from the A and B socio-economic levels expect an improvement in their economic situation during the next 12 months, the highest rate obtained since mid-2006.  This optimism level could contribute to consumption growth exceeding 5% in 2013, primarily benefiting  those sectors tied to durable goods, such as housing.

Accumulated growth of domestic cement comsuption between January and October 2012 was 16.3%, and estimates indicate this performance remained the same in November and December 2012. Therefore, during 2012, domestic cement comsumption reached approximately 17%, a higher rate than estimated in August 2012 (13%). It is important to note that, during 2012, mortgage credit increased 26%, which boosted demand for housing.

1 Apoyo Consultoria (APOYO) is a specialized advisory firm that provides information regarding Peruvian economics, finance, business and public affairs.

          Fourth Quarter 2012 Earnings Release

Peruvian Cement Industry Overview

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplys the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI), represented in the last 12 months as of November 20122 approximately 22.0% of the country’s population and 15.0%3 of national Gross Domestic Product (“GDP”).

In 4Q12, the Company sold 617.5 thousand metric tons of cement, which represented approximately 21.6% of Peru’s total cement distribution throughout the country and nearly all cement consumed in the northern region.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the Company refers to as “self-construction”.

Peruvian Cement Market
Shipments by plant and market share

2 Official figures reported by INEI as of November 2012.
3 Source: APOYO Consultoria as of 2011

          Fourth Quarter 2012 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	4Q12	4Q11	% Var.	2012	2011	% Var.
Pacasmayo Plant	570.6	487.3	17.1%	2,052.7	1,750.5	17.3%
Rioja Plant	50.4	54.0	-6.7%	200.3	195.4	2.5%
Total	621.0	541.3	14.7%	2,253.0	1,945.9	15.8%

In 4Q12, total cement production volume rose 14.7% compared to 4Q11. Strong demand for cement in the northern region remained very dynamic and continued to generate higher production volumes. Likewise, during 2012, cement production volumes increased 15.8% compared to 2011.

The strength in public and private investment, favorable financing conditions and the creation of high quality jobs resulted in higher cement sales volume.

Clinker Production Volume
(thousands of metric tons)

	Production
	4Q12	4Q11	% Var.	2012	2011	% Var.
Pacasmayo Plant	336.0	334.1	0.6%	1,211.6	1,160.3	4.4%
Rioja Plant	39.5	41.6	-5.0%	159.1	154.6	2.9%
Total	375.5	375.7	-0.1%	1,370.7	1,314.9	4.2%

In 4Q12, clinker production volume was similar to 4Q11. Additionally, clinker production volume rose 4.2% during 2012 compared to 2011.

Quicklime Production Volume
(thousands of metric tons)

	Production
	4Q12	4Q11	% Var.	2012	2011	% Var.
Pacasmayo Plant	20.4	24.2	-15.7%	101.4	89.6	13.2%

In 4Q12, quicklime production volume decreased 15.7% compared to 4Q11, explained by lower demand from the Company’s customers. However, quicklime production volume rose 13.2% during 2012 compared to 2011. It is important to mention that the client base has become diversified.

          Fourth Quarter 2012 Earnings Release

Installed Capacity:

Installed Cement and Clinker Capacity

The annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million metric tons. Similarly, annual installed cement capacity at the Rioja plant remained stable at 0.2 million metric tons. The Company is currently doubling cement production capacity at the Rioja plant via the installation of a new production line that will add 0.24 million metric tons of annual installed cement production capacity. This project has encountered some delays, but it will be operational during 1Q13.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million metric tons. Annual installed clinker capacity at the Rioja plant will increase by 0.08 million metric tons in 1Q13.

Utilization Rate:

Pacasmayo Plant4 Utilization Rate

	Utilization Rate
	4Q12	4Q11	% Var.	2012	2011	% Var.
Cement	78.7%	67.2%	11.5 pp.	70.8%	60.4%	10.4 pp.
Clinker	89.6%	89.1%	0.5 pp.	80.8%	77.4%	3.4 pp.
Quicklime	34.0%	40.3%	- 6.3 pp.	42.2%	37.3%	4.9 pp.

The utilization rate of cement production at the Pacasmayo Plant increased 11.5 percentage points in 4Q12 compared to 4Q11, reaching a 78.7%. Likewise, the utilization rate of cement production during 2012 increased 10.4 percentage points compared to 2011, reaching 70.8%. As was the case in previous quarters, these increases were mainly due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

The clinker utilization rate remained at the same level during 4Q12 compared to 4Q11, reaching a rate of 89.6%. Similarly, clinker utilization rate in 2012 increased 3.4 percentage points compared to 2011, reaching a rate of 80.8%. Is important to highlight that during 2012 some of the Company’s equipment was taken off-line for scheduled maintenance and other unscheduled stops, which affected the annual utilization rate.

The quicklime utilization rate decreased 6.3 percentage points during 4Q12, compared to 4Q11, due to a decline in demand. However, it rose 4.9 percentage points in 2012 compared to 2011.

Rioja Plant5 Utilization Rate

	Utilization Rate
	4Q12	4Q11	% Var.	2012	2011	% Var.
Cement	100.8%	108.0%	-7.2 pp.	100.2%	97.7%	2.5 pp.
Clinker	79.1%	83.1%	-4.0 pp.	79.6%	77.3%	2.3 pp.

4-5 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4

          Fourth Quarter 2012 Earnings Release

The cement utilization rate at the Rioja plant reached 100.8% in 4Q12. For 2012, the cement utilization rate increased 2.5 percentage points compared to 2011, reaching a cement utilization rate of 100.2%.

As mentioned above, the Company is currently doubling the capacity of cement production, with the installation of a new production line that will add 0.24 million metric tons of annual installed cement capacity by 1Q13. This will enable the Company to stop dispatching cement produced at the Pacasmayo Plant to supply the region.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of nuevos soles S/.)

*Net income from  2011 was affected by  S/. 67.1 million as a result of the impairment of zinc mining assets.

	Income Statement
	4Q12	4Q11	% Var.	2012	2011		% Var.
Sales of goods	317.0	277.3	14.3%	1,169.8	995.0		17.6%
Gross Profit	128.8	123.1	4.6%	456.8	425.5		7.4%
Total operating expenses, net	-66.4	-72.0	-7.8%	-226.3	-306.6		-26.2%
Operating Profit	62.4	51.1	22.1%	230.5	118.9		93.9%
Total other expenses, net	1.0	-5.4	N/R	-1.2	-15.1		-92.1%
Profit before income tax	63.4	45.7	38.7%	229.3	103.8		120.9%
Income tax expense	-24.5	-19.6	25.0%	-73.7	-38.3		92.4%
Net Income	38.9	26.1	49.0%	155.6	65.5		137.6%
Non-controlling interests	-1.0	-2.2	-54.5%	-3.4	-2.2		54.5%
Net Income of controller	39.9	28.3	41.0%	159.0	67.7	*	134.9%

Sales of goods:

Sales of goods: Cement, concrete and blocks (in millions of nuevos soles S/.)

	Cement, concrete and blocks
	4Q12	4Q11	% Var.	2012	2011	% Var.
Sales of goods	273.7	226.7	20.7%	972.2	803.0	21.1%
Cost of Sales	-147.0	-110.7	32.8%	-531.7	-394.2	34.9%
Gross Profit	126.7	115.9	9.3%	440.5	408.8	7.8%
Gross Margin	46.3%	51.2%	-4.9 pp.	45.3%	50.9%	-5.6 pp

Sales of cement, concrete and blocks increased 20.7% in 4Q12 compared to 4Q11, mainly driven by strong demand in the northern region of Peru, a trend that continues since the beginning of 2012. Likewise, sales of cement, concrete and blocks grew 21.1% during 2012 compared to 2011.

Growth of Peru’s GDP during 2012 was 6.4%6 and growth for construction GDP in the same period was approximately 15.7%7. The greater demand for cement is mainy driven by the continuation of construction of public works, mining companies, shopping centers, industrial facilities and housing.

6-7 All macorecomic figures for 4Q12  were obtained from Apoyo Consultoria (APOYO), a specialized advisory firm that provides information regarding Peruvian economics, finance, business and public affairs.

          Fourth Quarter 2012 Earnings Release

Similarly, the “self-construction” segment continued to drive sales as a result of economic growth registered in the northern region of Peru. Additionally, favorable financing conditions and the creation of quality jobs drove growth in private consumption leading to increased cement sales volume.

Cement, concrete and blocks sales during 4Q12 were comprised as follows:

Sales growth of the cement, concrete and blocks segment during 4Q12 was primarily driven by an increase in cement sales, which rose 19.2% compared to the same period in 2011, and sales growth of concrete, which rose 47.1% compared to 4Q11.

Gross profit of cement, concrete and blocks increased S/. 10.8 million in 4Q12 compared to 4Q11. However, gross margin decreased 4.9 percentage points in 4Q12 compared to 4Q11.

          Fourth Quarter 2012 Earnings Release

It is important to remember that based on the Company’s new commercial strategy, approximately 100% of current cement sales were sold under the door-to-door system. As was the case in the previous quarters, this strategy caused an increase in both revenues and freight costs, which did not impact margins in absolute terms.  However, this strategy did reduce the percentage margin of cement, concrete and blocks segment.

Likewise, in 2012, consolidated gross margin for the cement, concrete and block segment decreased 5.6 percentage points compared to 2011, mainly explained by an increase in clinker costs due to equipment maintenance.  Additionally, in order to satisfy the sustained increase in demand during the year, the Company used 207 thousand metric tons of imported clinker, which has higher costs than the clinker produced by the Company.

Sales of goods: Construction Supplies8 (in millions of Nuevos Soles S/.)

	Construction Supplies
	4Q12	4Q11	% Var.	2012	2011	% Var.
Sales of goods	31.5	38.3	-17.8%	143.2	143.3	-0.1%
Cost of Sales	-30.2	-37.1	-18.6%	-138.3	-138.9	-0.4%
Gross Profit	1.3	1.2	8.3%	4.9	4.4	11.4%
Gross Margin	4.1%	3.1%	1.0 pp.	3.4%	3.1%	0.3 pp.

During 4Q12, sales of construction supplies decreased 17.8% compared to 4Q11. However, sales of construction supplies remained at the same levels when comparing 2012 and 2011.

Gross margin in 4Q12 was slightly higher than in previous quarters, reaching 4.1% compared to 3.1% in 4Q11. Accumulated results in 2012, both in terms of sales of goods and gross margin remained the same compared to 2011.

Sales of goods: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	4Q12	4Q11	% Var.	2012	2011	% Var.
Sales of goods	11.1	11.5	-3.5%	52.7	45.9	14.8%
Cost of Sales	-9.0	-8.4	7.1%	-39.8	-33.8	17.8%
Gross Profit	2.1	3.1	-32.3%	12.9	12.1	6.6%
Gross Margin	18.9%	27.0%	-8.1 pp.	24.5%	26.4%	-1.9 pp.

Quicklime sales decreased 3.5% in 4Q12 compared to 4Q11. However, quicklime sales grew 14.8% in 2012 compared to 2011.

Furthermore, gross margin decreased 8.1 percentage points in 4Q12 compared to 4Q11 and decreased 1.9 percentage points in 2012 compared to 2011.

8 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

          Fourth Quarter 2012 Earnings Release

 Operating Expenses:

Administrative expenses (in millions of nuevos soles S/.)

	Administrative expenses
	4Q12	4Q11	% Var.	2012	2011	% Var.
Personnel expenses	28.4	30.1	-5.6%	91.7	90.3	1.6%
Third-party services	27.5	31.4	-12.4%	82.8	81.3	1.8%
Board of directors compensation	1.2	1.2	-	5.1	5.4	-5.6%
Depreciation and amortization	2.6	2.9	-10.3%	10.7	9.5	12.6%
Other	3.2	1.0	N/R	12.8	9.7	32.0%
Total	62.9	66.6	-5.6%	203.1	196.2	3.5%

During 4Q12, administrative expenses decreased 5.6% compared to 4Q11 primarily due to lower personnel expenses  and third-party services.

Administrative expenses slightly increased in 2012 compared to 2011.

Selling and distribution expenses (in millions of nuevos soles S/.)

	Selling and distribution expenses
	4Q12	4Q11	% Var.	2012	2011	% Var.
Personnel expenses	3.7	3.6	2.8%	14.0	10.1	39.6%
Advertising and promotion	3.2	3.0	6.7%	10.8	8.4	28.6%
Other	2.4	2.1	14.3%	6.1	5.2	17.3%
Total	9.3	8.7	6.9%	30.90	23.7	30.4%

During 4Q12, selling and distribution expenses remained similar to those in 4Q11. However, at the end of 2012, selling expenses rose approximately 30% as a consequence of the Company’s commercial strategy, which consists of creating brand loyalty among distributors and end users of its products. For this reason, personnel, advertising and promotional expenses increased.  It is important to note that the total amount spent in advertising and promotion is less that 1% of sales.

          Fourth Quarter 2012 Earnings Release

EBITDA Reconciliation:

	Consolidated adjusted EBITDA
	4Q12	4Q11	2012	2011
Net Income	38.9	26.1	155.6	65.5
+ Income tax expense	24.5	19.6	73.7	38.3
- Finance income	-5.4	-0.7	-23.3	-2.7
+ Finance costs	4.8	6.1	23.8	19.2
+/- Net (loss) gain from exchange rate	-0.5	0.0	0.7	-1.4
+ Depreciation and Amortization	11.0	13.3	48.0	47.6
+ Deterioro de activos mineros	0.0	-0.1	0.0	96.0
+ Workers’ profit sharing
expenses related to the	0.0	4.7	0.0	4.7
sale of an interest in FdP
Consolidated adjusted EBITDA	73.3	69.0	278.5	267.2
EBITDA from FdP y Salsud *	5.0	1.1	13.6	3.6
Cement EBITDA	78.3	70.1	292.1	270.8

Consolidated adjusted EBITDA (in million of Nuevos Soles S/.)

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated adjusted EBITDA9 increased 6.2%, equivalent to S/. 4.3 million in 4Q12 compared to 4Q11, reaching a total of S/. 73.3 million.

It is worth noting that Consolidated Adjusted EBITDA was negatively affected by expenses incurred for the Fosfatos del Pacifico and Salmueras Sudamericanas projects, which do not generate revenues as both are currently in the pre-operating phase. Excluding the previous statement, Cement EBITDA increased 11.7%, equivalent to S/. 8.2 million compared to 4Q11. Additionally, during 2012, Cement EBITDA grew 7.9%, or S/. 21.3 million, compared to 2011, reaching S/. 292.1 million.

9 Consolidated Adjusted EBITDA excludes a non-cash loss due to an impairment provision taken on zinc mining assets due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices. Likewise, it excludes workers´profit sharing related to the sale of an interest in the subsidiary Fosfatos del Pacífico.

          Fourth Quarter 2012 Earnings Release

  Cash flows:
(in million of Nuevos Soles S/.)

	Cash Flows
	4Q12	4Q11	2012	2011
Net cash flows provided by operating activities	12.7	35.4	99.7	132.3

Net cash flows used in investing activities	-138.7	-60.7	-667.4	-239.2

Net cash flows provided by (used in) financing activities	-3.7	347.9	273.7	316.0

Net cash flows provided by operating activities
Net cash flow from operating activities in 4Q12 decreased compared to 4Q11 as a result of further disbursement of payment to suppliers. Similarly, net cash flows from operating activities in 2012 decreased compared to 2011, mainly due to higher tax payments (January 2012) due to the sale of 30.0% of the Company’s subsidiary Fosfatos del Pacifico S.A. to a subsidiary of Mitsubishi, as well as the purchase of imported clinker, among others.

Net cash flows used in investing activities
The increase in cash flows used for investing activities in 4Q12 compared to 4Q11 was mainly explained by the advance payment for equipment for the new Piura plant. Furthermore, the increase in cash flows for investing activities in 2012 compared to 2011 was mainly due to the certificates of deposit realized during the period.

Net cash flows provided by (used in) financing activities
The decline in net cash flows provided by (used in) financing activities during 4Q12 compared to 4Q11 was mainly due to the fact that during 4Q11, the Company received cash from a loan with BBVA, and the sale of 30.0% of Company’s subsidiary Fosfatos del Pacifico S.A. to a subsidiary of Mitsubishi, as well as dividend payments during 4Q12.

Furthermore, the decrease in net cash flows provided by (used in) financing activities during 2012 when compared to 2011 was due to cash received from the IPO at The New York Stock Exchange, which were offset by prepaid debt. In the previous year the Company received cash from bank loans and the sale of 30.0% of Company subsidiary Fosfatos del Pacifico S.A. to a subsidiary of Mitsubishi.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.):

As of December 31, 2012, the Company’s cash position was S/. 473.8 million (US$ 185.7 million). This balance includes certificates of deposits for S/. 434.0 million (US$ 170.1 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 202.2	4.25%	04 de enero 2012	June 27, 2013
Banco de Crédito del Perú	S/. 201.8	4.10%	23 de febrero 2012	August 16, 2013
Other deposits	S/. 30.0

Total	S/. 434.0

          Fourth Quarter 2012 Earnings Release

Other deposits corresponded to certificates of deposit in Peruvian Nuevos Soles and in U.S. Dollars with maturities less than 30 days.

The remaining balance of S/. 39.8  million (US$ 15.6 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of December 31, 2012, the Company reported total outstanding debt of S/. 215.5 million (US$ 84.5 million), which corresponded to a loan with BBVA Banco Continental in December 2011 for S/. 202.2 million. This loan has an interest rate of 6.37% in the first year, 6.64% in the second year and 7.01% in the years that follow. This loan is due December 2018.

Additionally, the Company reported a bank overdraft of S/. 13.3 million.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	22.9	115.5	77.1	0.0	215.5
Future interest payments	13.0	27.1	5.6	0.0	45.7
Total	35.9	142.6	82.7	0.0	261.2

Capex

Capex (in millions of Nuevos Soles S/.)

As of December 31, 2012, the Company invested S/. 270.2  million, allocated to the following projects:

Projects	2012
Construction of diatomite brick plant	10.6
Expansion of Rioja Plant	57.2
Expansion of Pacasmayo Plant	16.8
Piura Plant Project	52.8
Phospate Project	23.7
Brine Project	18.3
Other investing activities*	90.8
Total	270.2

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

          Fourth Quarter 2012 Earnings Release

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake in the Fosfatos del Pacifico S.A. subsidiary for S/. 124.4 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company is currently in the final stage of pilot tests in order to confirm laboratory tests and obtain as much information as possible with regards to developing this project’s basic engineering .

Furthermore, continuing with the project schedule, the Company hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water.  The Company expects the basic engineering study to be completed during the first half of 2013, which will more accurately measure the project’s advancement. It is estimated that the phosphates project will be operational in 2016.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Due to the complexity of our brine project, and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local community agreements for the exploitation of these mineral resources.

          Fourth Quarter 2012 Earnings Release

Recent Events

●
CEMENTOS PACASMAYO ANNOUNCES PRIVATE OFFERING OF US$300 MILLION IN SENIOR NOTES IN THE INTERNATIONAL MARKET – The Company undertook its first international bond issuance, placing US$300 million in Senior Notes (“The Notes”) due in 2023. The Bonds were rated “BBB-“ by Fitch Ratings and BB+”by Standard & Poor’s. For this issuance, the Company traveled to Santiago, Lima, Bogota, London, Los Angeles, Boston and New York to market the deal. The offering was completed on February 1, 2013, and had a demand of over US$ 2.5 billion. The Company’s US$ 300 million Senior Notes issuance has a coupon of 4.50% and a yield to maturity of 4.625%. On February 8, 2013 the Company successfully closed the Note offering, which was registered with the Irish Stock Exchange. Proceeds from this bond have been allocated to prepay existing debt with BBVA Banco Continental (S/. 202.2 million plus interest). The remaining proceeds will be used for the new Piura plant.

          Fourth Quarter 2012 Earnings Release

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 54 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/accionistas/

          Fourth Quarter 2012 Earnings Release

Note: The Company presented some figures converted from nuevos soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S /. 2.551 per US$ 1.00, which was the exchange rate reported as of December 31, 2012 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

          Fourth Quarter 2012 Earnings Release

Consolidated statements of financial position
As of December 31, 2012 and December 31, 2011

Assets	As of December-2012 S/. (000)	As of December-2011 S/. (000)
Current assets
Cash and short-term deposits	473,785	363,279
Trade and other receivables	69,395	78,377
Income tax prepayments	21,464	705
Inventories	278,149	206,102
Prepayments	10,616	11,629
	853,409	660,092

Assets	As of December-2012 S/. (000)	As of December-2011 S/. (000)
Non-current assets
Other receivables	36,110	29,146
Available-for-sale financial investments	34,887	22,074
Property, plant and equipment	1,394,835	1,197,401
Exploration and evaluation assets	49,486	29,895
Deferred income tax assets	13,438	7,813
Other assets	1,159	1,404
	1,529,915	1,287,733

Total assets	2,383,324	1,947,825

Liabilities and equity	As of December-2012 S/. (000)	As of December-2011 S/. (000)
Current liabilities

Trade and other payables	132,764	128,485
Interest-bearing loans and borrowings	22,884	139,048
Income tax payable	75	12,870
Provisions	24,029	28,694
	179,752	309,097

Liabilities and equity	As of December-2012 S/. (000)	As of December-2011 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	192,571	451,546
Other non-current provisions	16,578	10,909
Deferred income tax liabilities, net	100,308	102,688
	309,457	565,143

Total liabilities	489,209	874,240

Equity	As of December-2012 S/. (000)	As of December-2011 S/. (000)

Capital stock	531,461	418,777
Investment shares	50,503	49,575
Additional paid-in capital	558,478	-
Legal reserve	105,221	90,451
Other components of equity	16,711	8,029
Retained earnings	570,878	473,721

Equity attributable to owners of the parent	1,833,252	1,040,553
Non-controlling interests	60,863	33,032

Total equity	1,894,115	1,073,585

Total liabilities and equity	2,383,324	1,947,825

          Fourth Quarter 2012 Earnings Release

Consolidated income statements

For the three and six-month periods ended Decemeber 31, 2012 and 2011
	4Q12	4Q11	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Sales of goods	316,958	277,304	1,169,808	994,970
Cost of sales	(188,151)	(154,239)	(713,058)	(569,515)
Gross profit	128,807	123,065	456,750	425,455

Otros ingresos (gastos) operativos

Administrative expenses	(62,941)	(66,588)	(203,067)	(196,196)
Selling and distribution expenses	(9,264)	(8,658)	(30,865)	(23,707)
Other operating (expenses) income, net	5,752	3,128	7,706	9,338
Impairment of zinc mining assets	-	106	-	(95,994)
Total operating expenses , net	(66,453)	(72,012)	(226,226)	(306,559)

Operating profit	62,354	51,053	230,524	118,896

Operating income (expenses)

Finance income	5,381	732	23,326	2,695
Finance costs	(4,836)	(6,103)	(23,771)	(19,219)
Net (loss) gain from exchange difference	451	7	(736)	1,476

Total other expenses, net	996	(5,364)	(1,181)	(15,048)

Profit before income tax	63,350	45,689	229,343	103,848

Income tax expense	(24,410)	(19,578)	(73,743)	(38,379)
Net income	38,940	26,111	155,600	65,469

Attributable to:
Owners of the parent	39,861	28,252	159,005	67,694
Non-controlling interests	(921)	(2,141)	(3,405)	(2,225)

Earnings per share
Basic and diluted for the three-month period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.07	0.06	0.28	0.14
Net income	38,940	26,111	155,600	65,469

          Fourth Quarter 2012 Earnings Release

Consolidated statements of changes in equity
For the years 2012 and 2011

	Attributable to owners of the parent
	Capital stock S/. (000)	Investment shares S/. (000)	Additonal paid-in capital S/. (000)	Legal reserve S/. (000)	Available-for-sale reserve S/. (000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interestsS/. (000)	Total equity S/. (000)

Balance as of December 31, 2010	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
profit for the year	-	-	-	-	-	-	67,694	67,694	(2,225)	65,469
Other comprehensive income	-	-	-	-	(6,117)	(245)	-	(6,362)	(29)	(6,391)
Total comprehensive income	-	-	-	-	(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends	-	-	-	-	-	-	(91,000)	(91,000)	-	(91,000)
Incorporation of non-controlling interests	-	-	-	-	-	-	77,665	77,665	34,547	112,212
Appropriation of legal reserve	-	-	-	16,306	-	-	(16,306)	-	-	-

Balance as of December 31, 2011	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	-	-	-	-	-	-	159,005	159,005	(3,405)	155,600
Other comprehensive income	-	-	-	-	8,969	(287)	-	8,682	(34)	8,648
Total comprehensive income	-	-	-	-	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	14,770	-	-	(14,770)	-	-	-
Dividends	-	-	-	-	-	-	(52,000)	(52,000)	-	(52,000)
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	28,557	28,557
Sale of treasury shares	1,200	-	-	-	-	-	4,922	6,122	-	6,122
Other adjustments of non-controlling interests	-	-	(2,713)	-	-	-		(2,713)	2,713	-
Balance as of Decemeber 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115